UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report on Form 6-K, excluding Exhibit 99.1, is incorporated by reference to the registrant’s Registration Statements on Form F-3 (File No. 333-248068 and File No. 333-255346) filed with the Securities and Exchange Commission, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Brooge Energy Limited Appoints Lina Saheb as Deputy Chief Executive Officer

On October 28, 2021, Brooge Energy Limited (the “Company”) appointed Lina Saheb as Deputy Chief Executive Officer of the Company and Brooge Petroleum and Gas Investment Company FZE, the Company’s wholly owned subsidiary (“BPGIC”). Prior to this appointment Ms. Saheb was the Chief Strategy Officer of the Company and BPGIC. Biographical information for Ms. Saheb is available in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed on April 6, 2021, such information being incorporated herein by reference.

On November 1, 2021, the Company issued a press release announcing the appointment of Ms. Saheb as Deputy Chief Executive Officer. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated November 1, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: November 1, 2021	By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer